82-4211

GRUPO CONTINENTAL, S. A.

November 6, 2002.

02060262

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 12) of Grupo Continental, S.A., as of September 30, 2002.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Carlos Valdés Govea
Vicepresidente Ejecutivo
Administración

Encl.
CVG'regs
GC'88

12/9

Avenida Hidalgo 2303 • 89140 • Tampico, Tamaulipas, México
Apartado 664 • 89000 Tampico, Tamaulipas, México • Teléfono (1) 241-25-00 • Fax (1) 241-25-77
Correo Electrónico: info @ contal.com Internet: www.contal.com

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL** Quarter: 3 Year: 2002 **82-4211**

GRUPO CONTINENTAL, S.A.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**8,405,971**	**100**	**7,743,123**	**100**
2	**CURRENT ASSETS**	**3,389,344**	**40**	**2,556,434**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	2,158,138	26	1,525,186	20
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	223,063	3	192,092	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	212,987	3	80,532	1
6	INVENTORIES	788,266	9	752,204	10
7	OTHER CURRENT ASSETS	6,890	0	6,420	0
8	**LONG-TERM**	**759,657**	**9**	**1,005,543**	**13**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	240,655	3
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	726,472	9	735,760	10
11	OTHER INVESTMENTS	33,185	0	29,128	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,570,488**	**42**	**3,417,660**	**44**
13	PROPERTY	2,159,342	26	2,063,730	27
14	MACHINERY AND INDUSTRIAL	2,168,769	26	2,122,669	27
15	OTHER EQUIPMENT	1,973,892	23	1,919,768	25
16	ACCUMULATED DEPRECIATION	2,768,544	33	2,696,222	35
17	CONSTRUCTION IN PROGRESS	37,029	0	7,715	0
18	**DEFERRED ASSETS (NET)**	**684,813**	**8**	**761,864**	**10**
19	**OTHER ASSETS**	**1,669**	**0**	**1,622**	**0**
20	**TOTAL LIABILITIES**	**1,876,287**	**100**	**1,945,045**	**100**
21	**CURRENT LIABILITIES**	**760,372**	**41**	**751,373**	**39**
22	SUPPLIERS	269,422	14	312,222	16
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	149,325	8	85,347	4
26	OTHER CURRENT LIABILITIES	341,625	18	353,804	18
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**888,523**	**47**	**947,973**	**49**
32	**OTHER LIABILITIES**	**227,392**	**12**	**245,699**	**13**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**6,529,684**	**100**	**5,798,078**	**100**
34	**MINORITY INTEREST**	**4,054**		**5,603**	
35	**MAJORITY INTEREST**	**6,525,630**	**100**	**5,792,475**	**100**
36	**CONTRIBUTED CAPITAL**	**801,308**	**12**	**801,061**	**14**
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,000	0	15,000	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	753,640	12	753,640	13
39	PREMIUM ON SALES OF SHARES	32,668	1	32,421	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**5,724,322**	**88**	**4,991,414**	**86**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,982,347	92	5,396,840	93
43	REPURCHASE FUND OF SHARES	227,066	3	210,388	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,466,083)	(22)	(1,485,188)	(26)
45	NET INCOME FOR THE YEAR	980,992	15	869,374	15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **3** YEAR: **2002**

GRUPO CONTINENTAL, S.A.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,158,138**	**100**	**1,525,186**	**100**
46	CASH	56,249	3	55,463	4
47	SHORT-TERM INVESTMENTS	2,101,889	97	1,469,723	96
18	**DEFERRED ASSETS (NET)**	**684,813**	**100**	**761,864**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	180,836	26	222,428	29
49	GOODWILL	503,977	74	539,436	71
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**760,372**	**100**	**751,373**	**100**
52	FOREING CURRENCY LIABILITIES	22,400	3	25,098	3
53	MEXICAN PESOS LIABILITIES	737,972	97	726,275	97
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**341,625**	**100**	**353,804**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	341,625	100	353,804	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**888,523**	**100**	**947,973**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	888,523	100	947,973	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**227,392**	**100**	**245,699**	**100**
68	RESERVES	227,392	100	245,699	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,466,083)**	**100**	**(1,485,188)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,466,083)	(100)	(1,485,188)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	2,628,972	1,805,061
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	64	64
75	EMPLOYERS (*)	5,044	5,055
76	WORKERS (*)	9,409	9,375
77	CIRCULATION SHARES (*)	749,956,800	748,778,200
78	REPURCHASED SHARES (*)	43,200	1,221,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **3** YEAR: **2002**
GRUPO CONTINENTAL, S.A.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**7,323,177**	**100**	**7,290,589**	**100**
2	COST OF SALES	3,162,501	43	3,218,637	44
3	**GROSS INCOME**	**4,160,676**	**57**	**4,071,952**	**56**
4	OPERATING	2,656,707	36	2,582,257	35
5	**OPERATING INCOME**	**1,503,969**	**21**	**1,489,695**	**20**
6	TOTAL FINANCING COST	(96,063)	(1)	(74,300)	(1)
7	**INCOME AFTER FINANCING COST**	**1,600,032**	**22**	**1,563,995**	**21**
8	OTHER FINANCIAL OPERATIONS	(21,142)	0	(25,711)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,621,174**	**22**	**1,589,706**	**22**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	709,635	10	782,101	11
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**911,539**	**12**	**807,605**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	68,459	1	62,555	1
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**979,998**	**13**	**870,160**	**12**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**979,998**	**13**	**870,160**	**12**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**979,998**	**13**	**870,160**	**12**
19	NET INCOME OF MINORITY INTEREST	(994)	0	786	0
20	**NET INCOME OF MAJORITY INTEREST**	**980,992**	**13**	**869,374**	**12**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**7,323,177**	**100**	**7,290,589**	**100**
21	DOMESTIC	7,322,777	100	7,289,132	100
22	FOREIGN	400	0	1,457	0
23	TRANSLATED INTO DOLLARS (***)	41	0	149	0
6	**TOTAL FINANCING COST**	**(96,063)**	**100**	**(74,300)**	**100**
24	INTEREST PAID	9,797	10	15,685	21
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	60,963	63	119,119	160
27	EXCHANGE PROFITS	103,106	107	281	0
28	GAIN DUE TO MONETARY POSITION	58,209	61	29,415	40
8	**OTHER FINANCIAL OPERATIONS**	**(21,142)**	**100**	**(25,711)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(21,142)	(100)	(25,711)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**709,635**	**100**	**782,101**	**100**
32	INCOME TAX	579,617	82	564,731	72
33	DEFERED INCOME TAX	(30,058)	(4)	35,447	5
34	WORKERS' PROFIT SHARING	160,424	23	181,977	23
35	DEFERED WORKERS' PROFIT SHARING	(348)	0	(54)	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: 3 YEAR: 2002

GRUPO CONTINENTAL, S.A.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	7,397,162	7,360,605
37	NET INCOME OF THE YEAR	999,860	891,935
38	NET SALES (**)	9,697,292	9,810,692
39	OPERATION INCOME (**)	1,915,025	1,978,739
40	NET INCOME OF MAYORITY INTEREST(**)	1,255,241	1,134,735
41	NET CONSOLIDATED INCOME (**)	1,253,692	1,144,766

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**979,998**	**870,160**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	128,570	199,619
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,108,568**	**1,069,779**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	79,698	(195,057)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,188,266**	**874,722**
6	CASH FLOW FROM EXTERNAL FINANCING	27,395	(195,812)
7	CASH FLOW FROM INTERNAL FINANCING	(573,603)	(400,394)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(546,208)**	**(596,206)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(256,675)**	**(14,726)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	385,383	263,790
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,772,755	1,261,396
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,158,138	1,525,186

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**128,570**	**199,619**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	217,764	216,982
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	8,833	10,917
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(98,027)	(28,280)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**79,698**	**(195,057)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	81,485	(4,742)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	37,318	(43,345)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(108,490)	(86,268)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	69,385	(60,702)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**27,395**	**(195,812)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	76,444	32,620
26	+ OTHER FINANCING	0	47,280
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(49,049)	(275,712)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(573,603)**	**(400,394)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(573,603)	(400,394)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(256,675)**	**(14,726)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(272,001)	(238,048)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	15,326	223,322

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	13.38	%	11.94	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.24	%	19.59	%
3	NET INCOME TO TOTAL ASSETS (**)	14.91	%	14.78	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	51.12	%	38.48	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(5.94)	%	(3.38)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.15	times	1.27	times
7	NET SALES TO FIXED ASSETS (**)	2.72	times	2.87	times
8	INVENTORIES ROTATION (**)	5.36	times	5.64	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	7	days	6	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00	%	15.51	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	22.32	%	25.12	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.29	times	0.34	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	1.19	%	1.29	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	153.51	times	94.98	times
16	NET SALES TO TOTAL LIABILITIES (**)	5.17	times	5.04	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	4.46	times	3.40	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.42	times	2.40	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.81	times	1.31	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	283.83	%	202.99	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	15.14	%	14.67	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	1.09	%	(2.68)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	121.29	times	55.77	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(5.02)	%	32.84	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	105.02	%	67.16	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	105.97	%	1,616.52	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR			QUARTER OF PREVIOUS FINANCIAL YEAR		
		Amount			Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	1.67		$	1.52	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	1.64		$	1.53	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	8.70		$	7.74	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.75		$	0.50	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.96	times		1.56	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		10.17	times		7.96	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

82-4211

STOCK EXCHANGE CODE**CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

S-32 OTHER LIABILITIES:

PENSION PLAN AND SENIORITY PREMIUMS LIABILITIES DERIVED OF THE APPLICATION OF THE BULLETIN D-3 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS.

PENSION PLAN	$ 172,069
SENIORITY PREMIUMS	55,323
	$ 227,392

S-42 RETAINED EARNINGS AND CAPITAL RESERVE

RETAINED EARNINGS	$ 5,940,012
LEGAL RESERVE	42,335
	$ 5,982,347

S-43 REPURCHASE FUND OF SHARES

THE COMPANY HAS ESTABLISCHED A REPURCHASE FUND OF ITS SHARES, WHICH IS SHOWED IN THE ITEM S-43 OF THE FINANCIAL STATEMENTS, AS FOLLOWS:

SUMMARY:

HISTORICAL VALUE RESERVE	$ 150,000
SURPLUS FROM RESTATEMENT	77,573
REPURCHASE, NET	(506)
PAID COMMISIONS	(1)
T O T A L	$ 227,066

AT SEPTEMBER 30, 2002, THE COMPANY OWNS 43,200 REPURCHASE FUND OF SHARES. THE LIMIT RELOCATION WILL BE BETWEEN DECEMBER 2002 AND JANUARY 2003.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

S-71 INCOME FROM NON-MONETARY POSITION ASSETS

INCOME FROM NON-MONETARY POSITION ASSETS	$ (552,063)
EFFECT ACUMULATED DEFERRED INCOME TAXES	(914,020)
	$ (1,466,083)

S-31 DEFERRED CREDITS

S-66 DEFERRED INCOME TAXES

R-10 RESERVE FOR TAXES AND WORKERS´ PROFIT SHARING

THIS INCLUDE A LIABILITIES BY:

DEFERRED INCOME TAXES (D-4)	$ 781,770
DEFERRED INCOME TAXES FISCAL	105,345
STATUTORY EMPLOYEES PROFIT SHARING (D-4)	1,408
	$ 888,523

EFFECTIVE JANUARY 1ST. 2002, THE CHANGES TO THE INCOME TAX REPRESENT A GRADUAL DECREASE TO THE INCOME TAX RATE FROM 35% ON 2002 TO 32% ON 2005. THE ACCUMULATED EFFECT AT THE BEGINNING OF 2002 WAS OF 44 MILLIONS OF PESOS, REDUCING THE LIABILITY OF DEFERRED INCOME TAXES RECOGNIZED A CREDIT TO THE NET INCOME FOR THE YEAR.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

ECONOMIC OVERVIEW

The worldwide economy volatility continues, according to the experts, due to the slow economic recovery in the United States and the increase of war conflicts.

The effect for Mexico is a delay in the growth process of our economy, which has been stressed by the internal difficulties provoked by the democratic transition process.

OPERATION RESULTS

During the July-September period, the sales volume, including bonuses and samples, was 88 million unit cases, 0.8% more than last year. The January-September accrued volume was 261 million unit cases, 4.1% more than last year.

Net profits increased in the third quarter by 13.0% in comparison to the same quarter last year, reaching $345 million pesos. The operation margin represents 20.1% with respect to our net sales.

In the nine months of the current year, net profits increased by 12.8%, reaching $981 million pesos and a profit per share of $1.31 pesos.

The relevant activities have been the following:

Introduction of 1-liter Coca-Cola in non-returnable Pet bottle, which allows us to grasp more occasions of consumption and anticipate a more competitive environment.

Expansion of coverage with the introduction of Ciel water in 20-liter home jug presentation in the City of Durango.

Continuous improvement in the service to our customers, thanks to information systems, training programs and channel marketing systems.

Introduction of 400-milliliter Nestea in non-returnable Pet.

CAPITAL RESOURCES

Fixed asset investments made by our Group accrued as of the closing of the quarter amounted to $272 million Pesos. They were made with funds from operation flow and include the modernization and extension of bottling lines for new products, vehicles of different characteristics allocated to the distribution fleet, service vehicles, trucklifts, lands, construction of new production and distribution centers, computer infrastructure and network servers.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LIQUIDITY

From January to September, the operation flow was $1,722 million Pesos, with a 1% growth in real terms, compared to the same period last year.

The liquidity and leverage ratios continue to be excellent, as shown in the financial statements which are a part of this information.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

ACTIVITY OF THE COMPANY

Grupo Continental, S. A. (the "Company") is a holding of companies who are principally engaged in the manufacture and sale of soft drinks and purified water, through 17 franchises granted by The Coca-Cola Company, operating in seven States of Mexico.

1.- PRINCIPAL ACCOUNTANT AND FINANCIAL POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries, each of which is more than 50% owned by the Company. All material intercompany balances and transactions have been eliminated in consolidation.

The subsidiaries of Grupo Continental, S.A. included in the consolidated financial statement, are listed in the annex 3 of the financial information.

The significant accounting policies followed by the Company, all of which are based on accounting principles generally accepted in Mexico ("Mexican GAAP"), are summarized below:

a) Recognition of the effects of inflation

The consolidated and individual financial statements of the Company have been prepared in accordance with Bulletin B-10, which recognizes the effects of inflation and, accordingly, the consolidated and individual financial statements have been restated to constant December 31, 2001 Mexican pesos ("$"), to correspond with the date of the latest financial statements issued by the Company, using the Mexican National Consumer Price Index ("NCPI"), published by the Banco de Mexico. The accompanying consolidated and individual financial statements are therefore comparable with each other since each is stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investments with banks, which are payable on demand and bear interest at variable rates, and have original maturities of three months or less. The carrying amounts are stated at cost, which approximates market value.

c) Inventories and cost of sales

Inventories are stated at the lower of replacement cost or realizable value. Cost of sales is stated utilizing the replacement cost at time of sale.

d) Investments

Investments in subsidiaries and associated companies are valued by applying the equity method for purposes of presentation in the individual financial statements. Investments in non-marketable securities are expressed at the restated cost, which involves restating historical amounts by applying factors derived from the NCPI.

e) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Acquisitions are restated by applying factors derived from NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the assets.

f) Cost of cases and bottles

All cases and bottles held at the company's plants and warehouses are recorded as inventory at the lower of deposit value or replacement cost. When the cases and bottles are broken are charged to income as selling or general expenses (bottles broken during production are charged to cost of sales). The results that are obtained expensing bottles and cases in this manner are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately four years. (1.5 years for plastic bottles and 4 years for glass bottles and policarbonate 20-liter bottles).

The cost of cases and bottles provided to retailers without deposit, in connection with promotional campaigns for new container sizes (net of the portion of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements), is included in other non-current assets on the consolidated balance sheet and it is amortized over their estimated useful life mentioned in the preceding paragraph.

g) Goodwill

The difference of the amount paid and the book value of shares of subsidiaries and associated companies acquired, represents the goodwill. It is restated by applying to historical amounts, factors derived from the NCPI. Goodwill is amortized on a straight-line method in a period not exceeding 20 years.

h) Income tax and employees' statutory profit sharing

On January 1st, 2002 was published on the Diario Oficial de la Federacion the new Income Tax that establish changes in the tax rates.

Effective January 1st, 2002 the Company and its subsidiaries adopted the guidelines established by the circular No. 56 issued by the Mexican Institute of Public Accountants that establish changes on the tax rates. The accumulated effect at the beginning of 2002 was aproximately of 44 millions of pesos, reducing the liability of deferred income taxes and recognized a credit to the net income for the year.

i) Pension plans and employee severance benefits

Seniority premiums to which employees are entitled upon termination of employment after 15 years of services, as mandated by the Mexican Labor Law, are recognized as expenses as such premiums accrue, based on actuarial computation.

The Company provides defined benefit pension plans that cover non-union employees of almost all the subsidiaries. The Company provides the pension plans to eligible employees with at least 10 years of service and 60 years of age and remains in effect at least for the following ten years, and until death. The amount of payment under the pension benefits is based on the average net salary for the last 12 months of service, and is reduced by the amount of payment of the benefits received by the employees from the Mexican Institute of Social Security. The Company makes annual contributions to the pension trust, based on actuarial estimations.

Two subsidiaries provide benefit pension plans covering union employees, with at least 25 years of services and 60 years of age and remains in effect until death. The amount of payment under the pension benefits equals to 50% of the salary in effect at the date of retirement.

The cost of seniority premiums and the pension plans are calculated on an actuarial basis. It recognized a cost or income net at each exercise, as well as recognition of corresponding liabilities and assets (in the event of over funding). These costs are computed based on the services rendered and projected salaries.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to income in the year in which they become payable.

j) Transactions in U.S. dollars (See Note 6)

Transactions in U.S. dollars are recorded at the rate of exchange prevailing on the date the transaction is entered into. Assets and liabilities denominated in such currency are stated at the Mexican peso equivalent resulting from applying the rate of exchange prevailing at year-end. Exchange gains or losses are included in results of operations.

k) Surplus from restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying factors derived from NCPI to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the balance sheet date.

The surplus from restatement of shareholders' equity primarily represents the gain or loss from holding non-monetary assets, and is determined by comparing the replacement values to those values obtained from applying factors derived from the NCPI in the restatement of non-monetary assets.

l) Comprehensive income

Effective 2001, is included in the Statement of Shareholders' Equity be shown the "Comprehensive income", which represents the whole actuation of the Company during the years that are presented. This item is represented by the net income of the year, the gain or loss from holding non-monetary assets corresponding to the year and the effect of deferred income taxes should be recorded in the shareholders' equity.

m) Gain or loss on net monetary position

Gain on net monetary position represents the effects of inflation, as measured by changes in the NCPI, on the company's monetary assets and liabilities at the beginning of each month.

n) Advertising and promotional expenses and other income from The Coca-Cola Company

During the periods covered by these financial statements, pursuant to annual cooperative marketing budgets, The Coca-Cola Company has made co-payments equal to approximately half of the cost of certain advertising and promotional programs, including the cost of bottles and cases provided to retailers without deposit in connection with reverse promotions, and the Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories, equal to an aggregate of approximately half of the cost of such campaigns. The company's advertising and promotional expenses only reflect the portion of such costs. Funds expended by the Company in respect of The Coca-Cola Company's portion of such expenses, are reflected as accounts receivable from The Coca-Cola Company and accordingly, have no income statement effect. The Coca-Cola Company generally pays such receivables within 60 days.

o) Income per share

Income per share is calculated by dividing majority net income, by the weighted average shares outstanding during each year presented. The weighted average shares outstanding during September 2002 were 749,867,836 and 748,651,777 on September 2001.

2.- PROPERTY, PLANT AND EQUIPMENT (See anex 4)

Depreciation is calculated using the straight-line method, based on the useful lives of the assets as well as by the maintenance conditions and obsolescence determined by the actual marker for each one of the properties.

Different concepts of capital assets are depreciated as follows:

ANNUAL DEPRECIATION RATES

Building	1.6%
Industrial equipment	6.5%
Anticontamination equipment	4.7%
Transportation equipment	5.9%
Furniture and other equipment	12.4%

3.- STOCK MARKET LOANS

N/A

4.- EMPLOYEE SEVERANCE BENEFITS

Pension plan and seniority premiums liabilities derived of the application of the Bulletin D-3 of The Mexican Institute of Public Accountants.

Pension Plan	$ 172,069
Seniority Premiums	55,323

	$ 227,392
	==========

5.- CONSOLIDATED STOCK HOLDERS' EQUITY

SHAREHOLDERS' EQUITY

The capital stock is represented by 750,000,000 common shares, with a par value of two cents each, fully subscribed and paid.

At September 30, 2002, the Company owns 43,200 repurchase fund of shares. The limit relocation will be between December 2002 and January 2003.

Dividends are not subject to withholding income taxes as long as they are paid from "net taxable income" or "CUFIN". Also, the stock reimbursements that exceed proportionally the account of capital contributed (CUCA), are considered dividends and subject to the mentioned procedure, and in such case to the payment of taxes.

The unconsolidated annual net income of the Company and of each subsidiary is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of such company's nominal capital stock. As of September 30, 2002, the company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the nominal capital stock of the Company. The legal reserve is included in the retained earnings and capital reserve (S-42) of the Consolidated Financial Statement.

MINORITY INTEREST

The Company owns practically the 100% of the capital stock of the subsidiaries and 51% of Servicios Ejecutivos Continental, S.A. The minority interest represents the equity in subsidiaries owned by minority shareholders, shown in the consolidated balance sheet after the majority shareholders' equity. The consolidated statement of income arrives at the consolidated net income and majority and minority portions are shown after the consolidated net income.

6.- REPURCHASE FUND OF SHARES

The Company has established a repurchase fund of its shares, which is showed in the item S-43 of the financial statements, as follows:

SUMMARY:

Historical value reserve	$ 150,000
Surplus from restatement	77,573
Repurchase, net	(506)
Paid commisions	(1)
T O T A L	$ 227,066

At September 30, 2002, the Company owns 43,200 repurchase fund of shares. The limit relocation will be between December 2002 and January 2003.

7.- TOTAL FINANCING COST

See the breakdown of main concepts in the Consolidated Income Statement.

8.- DEFERRED INCOME TAXES

At September 30, 2002, there are the accumulate effects:

S-71 INCOME FROM NON-MONETARY POSITION ASSETS

Income from non-monetary position Assets	$ (552,063)
Effect Acumulated Deferred income Taxes (D-4)	(914,020)
	$ (1,466,083)

S-31 Deferred credits
S-66 Deferred income taxes
R-10 Reserve for taxes and workers´ profit sharing

This include a liabilities by:

Deferred Income taxes (D-4)	$ 781,770
Deferred Income taxes fiscal	105,345
Statutory employees profit sharing (D-4)	1,408
	$ 888,523

Effective January 1st. 2002, the changes to the income tax represent a gradual decrease to the income tax rate from 35% on 2002 to 32% on 2005. The accumulated effect at the beginning of 2002 was of 44 millions of pesos, reducing the liability of deferred income taxes recognized a credit to the net income for the year.

9.- EXTRAORDINARY ITEMS

N/A

10.- DISCONTINUED OPERATIONS

N/A

11.- EFFECT OF CHANGES IN MEXICAN GAAP

N/A

12.- MONTHLY NET INCOME (HISTORIC AND UPDATED)

MONTH	NET INCOME OF MAJORITY INTEREST OF THE YEAR (HISTORIC)	NET INCOME OF MAJORITY INTEREST OF THE MONTH (HISTORIC)	NCPI (CLOSING)	NCPI (SOURCE)	NET INCOME OF MAJORITY INTEREST OF THE MONTH (UP DATED)
Oct-01	81,267	81,267	136,587.1	130,735.5	84,904
Nov-01	190,898	109,631	136,587.1	131,228.0	114,108
Dec-01	263,283	72,385	136,587.1	131,409.7	75,237
Jan-02	322,547	59,264	136,587.1	132,622.8	61,035
Feb-02	373,067	50,520	136,587.1	132,537.5	52,064
Mar-02	449,585	76,518	136,587.1	133,215.5	78,455
Apr-02	605,025	155,440	136,587.1	133,943.2	158,508
May-02	756,708	151,683	136,587.1	134,214.7	154,364
Jun-02	886,703	129,995	136,587.1	134,869.0	131,651
Jul-02	980,952	94,249	136,587.1	135,256.2	95,176
Aug-02	1,101,175	120,223	136,587.1	135,770.5	120,946
Sep-02	1,229,968	128,793	136,587.1	136,587.1	128,793
		1,229,968			1,255,241

13.- REMARKABLE ISSUES

N/A

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					CQUISITIO COST	PRESENT VALUE (3)
	SUBSIDIARIES					
1	EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	8,422	120,457
2	EMBOTELLADORA AMECA, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	164	105,601
3	EMBOTELLADORA DE COAHUILA, S.A. DE C.V.	BOTTLING PLANT	149,999	99.99	14,026	120,305
4	EMBOTELLADORA GOMEZ PALACIO, S.A. DE C.V.	BOTTLING PLANT	499,999	99.99	4,494	110,302
5	EMBOTELLADORA GUADIANA, S.A. DE C.V.	BOTTLING PLANT	119,999	99.99	7,723	118,115
6	EMBOTELLADORA GUADALUPE VICTORIA, S.A. DE C.V.	BOTTLING PLANT	17,499,999	99.99	19,673	124,141
7	EMBOTELLADORA LA BUFA, S.A. DE C.V.	BOTTLING PLANT	12,999,999	99.99	15,639	136,244
8	EMBOTELLADORA LA FAVORITA, S.A. DE C.V.	BOTTLING PLANT	5,299,999	99.99	11,746	525,809
9	EMBOTELLADORA LAGUNERA, S.A. DE C.V.	BOTTLING PLANT	1,904,999	99.99	5,571	147,189
10	EMBOTELLADORA LAS TROJES, S.A. DE C.V.	BOTTLING PLANT	13,637,027	99.99	16,508	169,051
11	EMBOTELLADORA LOS ALTOS, S.A. DE C.V.	BOTTLING PLANT	349,999	99.99	5,676	137,214
12	EMBOTELLADORA RIO VERDE, S.A. DE C.V.	BOTTLING PLANT	49,999	99.99	1,410	36,574
13	EMBOTELLADORA SAN LUIS, S.A. DE C.V.	BOTTLING PLANT	99,999	99.99	8,712	154,297
14	EMBOTELLADORA TANGAMANGA, S.A. DE C.V.	BOTTLING PLANT	50,409,118	99.99	18,536	195,324
15	EMBOTELLADORA FRESNILLO, S.A. DE C.V.	BOTTLING PLANT	849,999	99.99	3,176	103,246
16	EMBOTELLADORA ZAPOPAN, S.A. DE C.V.	BOTTLING PLANT	18,999,999	99.99	22,038	243,781
17	EMBOTELLADORA DE TECOMAN, S.A. DE C.V.	BOTTLING PLANT	33,391,749	99.99	159,791	178,958
18	INMOBILIARIA FAVORITA, S.A. DE C.V.	REAL STATE COMPANY	18,290,060	99.99	23,969	492,631
19	FOMENTO DE AGUASCALIENTES, S.A. DE C.V.	REAL STATE COMPANY	17,203,089	99.99	14,315	136,019
20	CONCENTRADOS INDUSTRIALES, S.A. DE C.V.	CHEMISTRY FACTORY	499,999	99.99	846	25,554
21	FOMENTO DURANGO, S.A. DE C.V.	REAL STATE COMPANY	2,108,017	99.99	568	90,613
22	FOMENTO MAYRAN, S.A. DE C.V.	REAL STATE COMPANY	2,130,817	99.99	1,033	76,491
23	FOMENTO POTOSINO, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	475	22,379
24	FOMENTO RIO NAZAS, S.A. DE C.V.	REAL STATE COMPANY	49,999	99.99	1,315	39,470
25	FOMENTO SAN LUIS, S.A. DE C.V.	REAL STATE COMPANY	52,370,655	99.99	50,853	122,399

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

PAGE 2
CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
26 FOMENTO ZACATECANO, S.A. DE C.V.	REAL STATE COMPANY	7,559,999	99.99	10,024	88,128
27 GROSSMAN Y ASOCIADOS, S.A. DE C.V.	REAL STATE COMPANY	109,999	99.99	2,281	116,346
28 MERCADOTECNIA DE OCCIDENTE, S.A. DE C.V.	ADVERTISING AGENCY	5,782,061	99.99	6,027	47,335
29 SOCIEDAD INDUSTRIAL, S.A. DE C.V.	SERVICES COMPANY	77,789,998	99.99	76,442	394,204
30 SERVICIOS EJECUTIVOS CONTINENTAL, S.A.	SERVICES COMPANY	5,304,000	51.00	2,728	4,480
31 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL INVESTMENT IN SUBSIDIARIES				**514,181**	**4,382,657**
ASSOCIATEDS					
1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V.	SOFT DRINK CANNER	84,609	16.92	8,670	56,827
2 ANDAMIOS ATLAS, S.A. DE C.V.	SCAFFOLD COMPANY	1,065,139	26.01	6,524	43,133
3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V.	HOLDING COMPANY	12,700,791	49.00	65,075	626,512
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**80,269**	**726,472**
OTHER PERMANENT INVESTMENTS					**33,185**
TOTAL					**5,142,314**

NOTES

82-4211

STOCK EXCHANGE COD **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	351,847	39,224	312,623	1,229,130	452,923	1,088,830
MACHINERY	740,691	237,886	502,805	1,376,532	926,961	952,376
TRANSPORT EQUIPMENT	705,135	211,683	493,452	777,732	612,998	658,186
OFFICE EQUIPMENT	20,874	8,773	12,101	32,474	28,281	16,294
COMPUTER EQUIPMENT	64,542	34,382	30,160	23,535	20,154	33,541
OTHER	211,418	109,903	101,515	131,895	85,376	148,034
DEPRECIABLES TOTAL	**2,094,507**	**641,851**	**1,452,656**	**3,571,298**	**2,126,693**	**2,897,261**
NOT DEPRECIATION ASSETS						
GROUNDS	66,438	0	66,438	488,806	0	555,244
CONSTRUCTIONS IN PROCESS	37,029	0	37,029	123	0	37,152
OTHER	76,210	0	76,210	4,621	0	80,831
NOT DEPRECIABLE TOTAL	**179,677**	**0**	**179,677**	**493,550**	**0**	**673,227**
TOTAL	**2,274,184**	**641,851**	**1,632,333**	**4,064,848**	**2,126,693**	**3,570,488**

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
EQUIPMENT BANORTE		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
INVENTORIES/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT/INTERNATIONAL		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
INVENTORIES/BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPMENT BANCOMER		0.00	0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
MISCELLANEOS	30/09/2003	0.00	267,823	0	0	1,599	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**267,823**	**0**	**0**	**1,599**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
MISCELLANEOS	30/09/2003	0.00	320,824	0	0	20,801	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**320,824**	**0**	**0**	**20,801**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			588,647	**0**	**0**	**22,400**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

82-4211

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL** QUARTER: **3** YEAR: **2002**

GRUPO CONTINENTAL, S.A.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	41	400	0	0	400
OTHER	0	0	0	0	0
TOTAL	**41**	**400**			**400**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	1,483	13,765	1,154	11,684	25,449
OTHER	4,043	39,356	0	0	39,356
TOTAL	**5,526**	**53,121**	**1,154**	**11,684**	**64,805**
NET BALANCE	**(5,485)**	**(52,721)**	**(1,154)**	**(11,684)**	**(64,405)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**104,475**	**1,063,215**	0	0	**1,063,215**
LIABILITIES POSITION	**2,201**	**22,400**			**22,400**
SHORT TERM LIABILITIES POSITION	2,201	22,400	0	0	22,400
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**102,274**	**1,040,815**			**1,040,815**

NOTES

THE EXCHANGE RATE ON THE INFORMATION DATE IS $10.1767 MEXICAN PESOS PER ONE U.S. DOLLAR PUBLISCHED BY BANCO DE MEXICO IN THE "DIARIO OFICIAL DE LA FEDERACION" THE LAST WORKING DAY OF THE REPORTED MONTH.

(1) EXPENSES IN OTHER CURRENCY:
THE EXCHANGE RATE FOR THE 1,338 EUROS IS $7.980 MEXICAN PESOS PER ONE EURO, FOR THE 6 SWISS FRANCS IS $6.4415 MEXICAN PESOS PER SWISS FRANC.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,229,999	917,715	(1,312,284)	0.92	(12,114)
FEBRUARY	2,353,117	863,911	(1,489,206)	0.06	958
MARCH	2,429,570	880,108	(1,549,462)	0.51	(7,925)
APRIL	2,555,235	909,748	(1,645,487)	0.55	(9,050)
MAY	2,730,168	1,505,981	(1,224,187)	0.20	(2,482)
JUNE	2,190,319	848,992	(1,341,327)	0.48	(6,539)
JULY	2,309,692	839,812	(1,469,880)	0.28	(4,219)
AUGUST	2,374,016	824,770	(1,549,246)	0.38	(5,890)
SEPTEMBER	2,565,415	893,410	(1,672,005)	0.60	(10,032)
ACTUALIZATION:	0	0	0	0.00	(916)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(58,209)**

NOTES

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

=== N O T A P P L Y ===

ACTUAL SITUATION OF FINANCIAL LIMITED

=== N O T A P P L Y ===

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ZONA OCCIDENTE	BOTTLING PLANT	46,335	69
ZONA CENTRO	BOTTLING PLANT	32,569	63
ZONA NORTE	BOTTLING PLANT	23,607	68
TOTAL GRUPO	BOTTLING PLANT	102,511	67
CONCENTRADOS IND., SA DE CV	CHEMISTRY FACTORY	526	54

NOTES

- THE INSTALLED CAPACITY PRESENTED IS QUARTERLY.
- THE INSTALLED CAPACITY ANNUAL ASCEND TO 410 MILLIONS UNIT CASES.
- THE READY TO DRINK NON ALCOHOLIC BEVERAGES INSTALLED CAPACITY IS SHOWED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS).
- THE INSTALLED CAPACITY BY CONCENTRADOS INDUSTRIALES IS SHOWED IN THOUSANDS OF LITERS PER QUARTER.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CONCENTRATE	COCA-COLA DE MEXICO			SI	36.75
SUGAR	P.I.A.S.A. (ASOCIADA)			SI	20.91
ONE WAY PACKAGE	VITRO, S. A.			SI	16.97
BOTTLE CAP	TAPON CORONA D GUADALAJARA SA			SI	3.70
	CROWN CORK DE MEXICO, SA				
	TAPAS INNOVATIVAS, SA DE CV				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
READY TO DRINK NON ALCOHOLIC BEVERAGES (NARTD)	252,958	3,131,334	256,086	7,312,236	27.60	COCA-COLA, COCA-COLA LIGHT, FANTA, SPRITE, FRESCA, LIFT, DELAWARE, SPRITE LIGHT, SENZAO, CIEL, POWERade, QUATRO, MICKEY AVENTURAS, NESTEA, CIEL DIVERSAS	RETAILER
OTHERS				10,541			SUNDRY
TOTAL		3,131,334		7,322,777			

82-4211

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CHEMISTRY ANALYSIS SERVICES				400	COSTA RICA	COINSA	SUNDRY
TOTAL				400			

NOTES

THE FOLLOWING OBSERVATIONS ARE FOR NATIONAL SALES:

- THE PRODUCTION VOLUME AND SALES OF THE MAIN SOFT DRINK PRODUCTS ARE DETERMINED IN THOUSANDS UNIT CASES (ONE CASE IS COMPRISED OF 24 236.560 ML. BOTTLERS).
- THE WATER JUG HAS A 20 LITER CAPACITY.
- THE SALE IN THE READY TO DRINK NON ALCOHOLIC BEVERAGES MARKET IS ESTIMATED FOR US.

82-4211

STOCK EXCHANGE CO CONTAL QUARTER: 3 YEAR: 2002
GRUPO CONTINENTAL, S.A.

82-4211

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 1,926,086

Number of shares Outstanding at the Date of the NFEA: 750,000,000
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
III	0	0.00	12/09/2002	171.00
III	0	0.00	14/08/2002	732.00
II	0	0.00	17/05/2002	36,750.00
III	0	0.00	17/09/2002	36,750.00
II	0	0.00	18/04/2002	732.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 2,075,223

Number of shares Outstanding at the Date of the NFEA: 750,000,000
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO CONTAL

RAZON SOCIAL: **GRUPO CONTINENTAL, S.A.**

QUARTER: 3 YEAR: 2002

82-4211

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 843,765

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 750,000,000

[X] ARE FIGURES FISCALLY AUDITED?

[X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
II	N/A	0.00	10/05/2002	560,914.00
II	N/A	0.00	21/05/2002	8.00
II	N/A	0.00	03/06/2002	1.00
II	N/A	0.00	10/06/2002	30.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 — 305,602

Number of shares Outstanding at the Date of the NFEAR (Units) — 750,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*	0.02000	0	749,956,800			749,956,800	15,000	
TOTAL			**749,956,800**	**0**	**0**	**749,956,800**	**15,000**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
749,956,800
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
*	43,200	14.20000	17.02000

82-4211

STOCK EXCHANGE CODE: **CONTAL**
GRUPO CONTINENTAL, S.A.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. CARLOS VALDES GOVEA
CONSEJERO

TAMPICO, TAMP, AT NOVEMBER 6 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

82-4211

CLAVE DE COTIZACION: CONTAL FECHA: 6/11/200 12:01

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO CONTINENTAL, S.A.
DO MICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO ,TAMP
TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77 **AUTOMATICO:** X
E-MAIL: info@contal.com
DIRECCION DE INTERNET www.contal.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GCO7901128N8
DOMICILIO AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO ,TAMP

RESPONSABLE DE PAGO

NOMBRE: - ROBERTO MARTINEZ GARZA
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO ,TAMP
TELEFONO: 01-833 241-25-00
FAX: 01-833 241-25-77

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: - CYNTHIA H. GROSSMAN -
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP
TELEFONO: 01-833 213-37-21
FAX: 01-833 217-02-95 Y 01-833 241-25-77
E-MAIL: info@contal.com

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE EJECUTIVO
NOMBRE: - MARCOS AGUILAR ROMO
DOMICILIO: AVENIDA HIDALGO NO. 2303
COLONIA: SMITH
C. POSTAL: 89140
CIUDAD Y ESTADO: TAMPICO TAMP

82-4211

CLAVE DE COTIZACION: CONTAL

FECHA: 6/11/200 12:01

TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- CARLOS VALDES GOVEA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	cvaldes@contal.com

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE ASUNTOS JURIDICOS
NOMBRE:	- ROBERTO MARTINEZ GARZA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	rmartinez@contal.com

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

82-4211

CLAVE DE COTIZACION: CONTAL   FECHA: 6/11/200 12:01

DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO APLICA
NOMBRE:	N.A. NO APLICA NO APLICA NO APLICA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	info@contal.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- MIGUEL ANGEL RABAGO VITE
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-14
FAX:	01-833 241-25-77
E-MAIL:	mrabago@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	PRESIDENTE EJECUTIVO
NOMBRE:	- MARCOS AGUILAR ROMO
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	maguilar@contal.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE EJECUTIVO
NOMBRE:	- CARLOS VALDES GOVEA
DOMICILIO:	AVENIDA HIDALGO NO. 2303
COLONIA:	SMITH
C. POSTAL:	89140
CIUDAD Y ESTADO:	TAMPICO TAMP
TELEFONO:	01-833 241-25-00
FAX:	01-833 241-25-77
E-MAIL:	cvaldes@contal.com